UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

BioCardia, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09060U408

(CUSIP Number)

Peter Altman

President and Chief Executive Officer

BioCardia, Inc.

125 Shoreway Road, Suite B

San Carlos, CA 94070

(650) 226-0120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09060U408	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	13,875,318 (1)(2) shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	13,875,318 (1)(2) shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,875,318(1) (2) shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 12,875,318 shares of Common Stock and a warrant exercisable for 1,000,000 shares of Common Stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2) On November 2, 2017, the Issuer effected a 1-12 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13D/A has been adjusted to reflect the Reverse Stock Split.

SCHEDULE 13D

CUSIP No. 09060U408	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	13,875,318 (1)(2) shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	13,875,318 (1)(2) shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,875,318 (1)(2) shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Frost Gamma Investments Trust holds 12,875,318 shares of Common Stock and a warrant exercisable for 1,000,000 shares of Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2) On November 2, 2017, the Issuer effected a 1-12 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Schedule 13D/A has been adjusted to reflect the Reverse Stock Split.

SCHEDULE 13D

CUSIP No. 09060U408	Page 4 of 6 Pages

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6, dated January 10, 2019, (the “Amendment”) amends and supplements the statement on Schedule 13D filed on March 18, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on September 9, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on December 9, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on May 17, 2016, as amended by Amendment No. 4 to the Schedule 13D filed on November 10, 2016, as amended by Amendment No. 5 to the Schedule 13D filed on December 29, 2016 (together the “Original Schedule 13D”), by Phillip Frost, M.D. and Frost Gamma Investments Trust (“Gamma Trust”) (collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.001 per share, of BioCardia, Inc. (formerly known as Tiger X Medical, Inc., Cardo Medical, Inc. and clickNsettle.com, Inc.), a Delaware corporation (the “Issuer”), and amends the Original Schedule 13D as set forth below. Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated December 29, 2016 as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 99.1 to this Amendment).

Item 2.      Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented to delete Item 2(e) its entirety and replace Item 2(e) with the following text:

On December 27, 2018, Dr. Frost and Gamma Trust entered into a settlement agreement with the Commission, subject to court approval, to resolve an action brought by the Commission against Dr. Frost, Gamma Trust, and others, in SEC v. Honig et al., 18 Civ. 08175 (S.D.N.Y.). Without admitting or denying the Commission’s allegations, Dr. Frost agreed to injunctions from violations of the Sections 5(a), 5(c), and 17(a)(2) of the Securities Act of 1933 and Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1(a) thereunder; approximately $5.5 million in penalty, disgorgement, and prejudgment interest; and a prohibition, with certain exceptions, from trading in penny stocks. Without admitting or denying the Commission’s allegations, Gamma Trust agreed to injunctions from violations of Section 17(a)(2) of the Securities Act of 1933; and a prohibition, with certain exceptions, from trading in penny stocks.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to a Securities Purchase Agreement dated December 24, 2018 (the “Purchase Agreement”), Frost Gamma Investments Trust purchased 2,000,000 shares of the Issuer’s common stock (the “Shares”) in a private placement at a purchase price $0.75 per share. The shares were issued with a warrant (the “Warrant”) to purchase 1,000,000 shares of the Issuer’s common stock at an exercise price of $0.75 per share. A total of $1,500,000 was paid to acquire the Shares and the Warrant. The source of the funds for acquisition by Frost Gamma Investments Trust was working capital. No part of the purchase price was borrowed by Frost Gamma Investments Trust.

SCHEDULE 13D

CUSIP No. 09060U408	Page 5 of 6 Pages

Item 4.      Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by incorporating the response to Item 3 above at the end of this Item 4.

The descriptions and summaries of the Purchase Agreement and the Warrant set forth in Item 3 above and incorporated by reference herein are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Form of Warrant which are included as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock (1)
Phillip Frost, M.D.	13,875,318 (2)(3)	31.1%
Frost Gamma Investments Trust	13,875,318 (2)(3)	31.1%

(1)

The percentage of beneficial ownership is based upon 38,277,908 shares of the Issuer’s common stock outstanding as of November 2, 2018, as reported in the Issuer’s Form 10-Q filed November 8, 2018 plus the number of shares sold pursuant to the Purchase Agreement, which number of shares is taken from disclosures made by BioCardia, Inc. in its Form 8-K, as filed December 27, 2018.

(2)

Frost Gamma Investments Trust holds 12,875,318 shares of the Issuer’s common stock and a warrant exercisable for 1,000,000 shares of Common Stock. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(3)

On November 2, 2017, the Issuer effected a 1-12 reverse stock split of its common stock (the “Reverse Stock Split”). The amount of securities reported on this Amendment has been adjusted to reflect the Reverse Stock Split.

(b) The Reporting Persons’ responses to cover page Items 7 through 10 of this Amendment to Original Schedule 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

(c) Transactions in the Issuer’s securities effected by the Reporting Persons:

The information set forth above in Item 4 is incorporated herein by reference. There were no additional transactions effected since the filing by the Reporting Persons of Amendment No. 5 to the Schedule 13D filed on December 29, 2016.

SCHEDULE 13D

CUSIP No. 09060U408	Page 6 of 6 Pages

(d) – (e) Not applicable.

Item 7.      Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of January 10, 2019, by and between the Reporting Persons.

99.2	Securities Purchase Agreement, dated December 24, 2018 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 27, 2018).

99.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 27, 2018).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Individually

FROST GAMMA INVESTMENTS TRUST

Dated: January 10, 2019
	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee